October 29, 2024

VIA EMAIL (Office of Trade & Services CFTradeandServices@sec.gov)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE, Washington, DC 20549

ATTN:Kate Beukenkamp

Re: James Maritime Holdings Inc.

Registration Statement on Form S-1

Filed September 30, 2024

File No. 333-282424

Dear Ms. Beukenkamp:

Thank you for your comment letter dated October 8, 2024 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1.  We have filed Amendment No. 1 to Form S-1 (the “Form S-1/A”) of James Maritime Holdings Inc. (“JMTM”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form S-1/A on the EDGAR system, and have also provided a clean and marked copy to the Staff via email.

Registration Statement on Form S-1 filed September 30, 2024

Cover Page

1.Please revise your disclosure here and throughout your registration statement as necessary to accurately reflect the amount of securities intended to be registered for resale. In this regard, we note that your cover page reflects an offering consisting of (i) 2,885,000 shares of common stock outstanding; and (ii) an aggregate of 1,050,000 shares of common stock issuable upon exercise of the common stock purchase warrants, or a total of 3,939,000 shares. However, your disclosure reflects an intent to only register a total offering of up to 3,185,000 shares of common stock, or 750,000 less shares than currently reflected in the aforementioned total securities. Further, we note that footnote 1 to your Selling Security Holders table on page 73 indicates that the offering includes 2,135,000 shares of common stock. Please reconcile.

Response 1:  The number 2,885,000 was a typo, the requested amendments have been made throughout the Registration Statement to reflect the correct number of shares for the offering or 2,135,000 shares of common stock outstanding.

2.We note that your common stock is currently quoted on the OTC Pink marketplace.  Please note that the OTC Pink marketplace is not an established public trading market into which a selling security holder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling security holders will offer and sell shares. Refer to Item 501(b)(3) of Regulation S-K.

Response 2:The cover page has been revised to reflect a fixed offering price of $3.50 per share.   The Plan of Distribution was also rewritten to reflect the updated fixed offering price of $3.50.

 Assuming these revisions are satisfactory to the Commission and with reference to Rule 460 and Rule 461 the Company would like to request an accelerated effective date as soon as practicable after adequate time for your prior review of this Form S-1/A.  We have prepared a draft acceleration request targeting an effective date during the first week of November, subject to further review and additional comments from the Commission.   We appreciate your assistance with this matter.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

Jared P. Febbroriello

JPF/mm

Enclosures

cc:Kip Eardley, President